Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2008 and December 31, 2007

and for the periods ended March 31, 2008 and 2007

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – March 31, 2008 and December 31, 2007 (Unaudited)	3

Consolidated Statements of Operations – Three months ended March 31, 2008 and 2007 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity – Three months ended March 31, 2008 (Unaudited)	5

Consolidated Statements of Cash Flows – Three months ended March 31, 2008 and 2007 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-23

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	March 31, 2008	December 31, 2007
Assets
Investments:
Fixed maturity securities held as available for sale, at fair value (amortized cost $9,696,396 and $8,424,735)	$9,835,307	$8,670,836
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $429,047 and $452,440)	436,010	454,398
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,322,797	1,327,892
Short-term investments, at amortized cost (which approximates fair value)	1,835,626	1,162,082
Other investments	29,233	29,378

Total investments	13,458,973	11,644,586
Cash and cash equivalents	153,550	121,266
Securities purchased under agreements to resell	337,138	345,620
Accrued investment income	140,112	145,250
Deferred acquisition costs	442,012	472,516
Prepaid reinsurance premiums	312,142	318,740
Reinsurance recoverable on unpaid losses	107,783	82,041
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $110,971 and $108,579)	98,606	99,576
Receivable for investments sold	143,313	1,073
Derivative assets	964,048	837,228
Current income taxes	—	163,862
Deferred income taxes, net	2,128,978	850,542
Other assets	326,546	267,007

Total assets	$18,690,139	$15,426,245

Liabilities and Shareholder's Equity
Liabilities:
Deferred premium revenue	$3,045,903	$3,107,833
Loss and loss adjustment expense reserves	1,542,378	1,346,423
Securities sold under agreements to repurchase	337,138	345,620
Variable interest entity floating rate notes	1,353,045	1,355,792
Short-term debt	7,158	13,383
Long-term debt	1,000,000	—
Current income taxes	2,363	—
Deferred fee revenue	12,555	12,807
Payable for investments purchased	341,314	35,766
Derivative liabilities	8,196,763	4,491,746
Other liabilities	163,800	173,418

Total liabilities	16,002,417	10,882,788
Commitments and contingencies (See Note 9)
Shareholder's Equity:
Preferred stock, par value $1,000 per share; authorized shares—4,000.08, issued and outstanding—none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding—100,000 shares	15,000	15,000
Additional paid-in capital	2,190,836	1,704,922
Retained earnings	319,193	2,609,820
Accumulated other comprehensive income, (net of deferred income tax of $68,637 and $104,586)	162,693	213,715

Total shareholder's equity	2,687,722	4,543,457

Total liabilities and shareholder's equity	$18,690,139	$15,426,245

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three months ended March 31
	2008	2007
Revenues:
Gross premiums written	$124,643	$197,105
Ceded premiums	(18,754)	(18,581)

Net premiums written	105,889	178,524
Decrease in deferred premium revenue	58,054	14,889

Premiums earned (net of ceded premiums of $26,725 and $33,867)	163,943	193,413
Net investment income	152,122	141,885
Fees and reimbursements	(244)	9,939

Realized gains and other settlements on insured derivatives	33,758	21,152
Unrealized losses on insured derivatives	(3,577,103)	(1,792)

Net change in fair value of insured derivatives	(3,543,345)	19,360

Net realized gains	19,276	898
Net gains on financial instruments at fair value and foreign exchange	59,771	3,643
Other	—	5

Total revenues	(3,148,477)	369,143

Expenses:
Losses and loss adjustment	287,608	20,484
Amortization of deferred acquisition costs	15,552	16,629
Operating	46,300	33,046
Interest expense	46,747	21,736

Total expenses	396,207	91,895

Income (loss) before income taxes	(3,544,684)	277,248
Provision (benefit) for income taxes	(1,254,057)	73,923
Equity in net loss of subsidiaries	—	(15)

Net income (loss)	$(2,290,627)	$203,310

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (Unaudited)

For the three months ended March 31, 2008

(In thousands)

	Common Stock		Additional Paid-in	Retained Earnings / (Accumulated	Accumulated Other Comprehensive	Total Shareholder's
	Shares	Amount	Capital	Deficit)	Income (Loss)	Equity
Balance, December 31, 2007	100,000	$15,000	$1,704,922	$2,609,820	$213,715	$4,543,457
Comprehensive loss:
Net loss	—	—	—	(2,290,627)	—	(2,290,627)
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(36,589)	—	—	—	—	(59,129)	(59,129)
Change in foreign currency translation net of change in deferred income taxes of $640	—	—	—	—	8,107	8,107

Other comprehensive loss						(51,022)

Comprehensive loss						(2,341,649)

Capital contribution from MBIA Inc.	—	—	486,500	—	—	486,500
Share-based compensation, net of change in deferred income taxes of $(1,728)	—	—	(586)	—	—	(586)

Balance, March 31, 2008	100,000	$15,000	$2,190,836	$319,193	$162,693	$2,687,722

	2008
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(44,469)
Reclassification adjustment, net of taxes	(14,660)

Change in net unrealized appreciation, net of taxes	$(59,129)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three months ended March 31
	2008	2007
Cash flows from operating activities:
Net income (loss)	$(2,290,627)	$203,310
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of bond discount (premiums), net	5,963	3,405
Decrease in accrued investment income	5,138	8,062
Decrease (increase) in deferred acquisition costs	30,504	(6,549)
Decrease in deferred premium revenue	(61,930)	(29,184)
Decrease in prepaid reinsurance premiums	6,598	15,452
Increase (decrease) in loss and loss adjustment expense reserves	195,955	(3,264)
Increase in reinsurance recoverable on unpaid losses	(25,742)	(684)
Decrease (increase) in salvage and subrogation	2,920	(9,165)
Depreciation	2,363	2,081
Net realized gains on investments	(19,276)	(898)
Unrealized losses on insured derivatives	3,577,103	1,792
Net gains on financial instruments at fair value and foreign exchange	(59,771)	(3,643)
Current income tax provision	164,495	29,213
Deferred income tax benefit	(1,241,657)	(3,911)
Share-based compensation	1,144	1,845
Other, operating	10,385	(44,053)

Total adjustments to net income (loss)	2,594,192	(39,501)

Net cash provided by operating activities	303,565	163,809

Cash flows from investing activities:
Purchase of fixed-maturity securities	(2,088,448)	(260,216)
Increase in payable for investments purchased	305,548	30,010
Sale of fixed-maturity securities	858,699	400,807
Increase in receivable for investments sold	(142,240)	(30,408)
Redemption of fixed-maturity securities	2,790	2,186
Redemption of held-to-maturity investments	5,095	27,713
Purchase of short-term investments, net	(667,368)	(344,765)
Purchase of other investments, net	(60)	(96)
Capital expenditures	(1,388)	(1,408)
Disposals of capital assets	—	14
Other, investing	288	(143)

Net cash used by investing activities	(1,727,084)	(176,306)

Cash flows from financing activities:
Principal paydown of variable interest entity floating rate notes	(3,321)	(41,049)
Other borrowings and deposits	(352)	(1,346)
Capital issuance costs	(3,062)	(1,202)
Net proceeds from issuance of long-term debt	982,263	—
Repayment for retirement of short-term debt	(6,225)	—
Capital contributions from MBIA Inc.	486,500	—

Net cash provided (used) by financing activities	1,455,803	(43,597)

Net increase (decrease) in cash and cash equivalents	32,284	(56,094)
Cash and cash equivalents—beginning of period	121,266	181,330

Cash and cash equivalents—end of period	$153,550	$125,236

Supplemental cash flow disclosures:
Income taxes (refunded) paid	$(172,966)	$28,234
Interest paid:
Other borrowings and deposits	$510	$980
Variable interest entity floating rate notes	$16,934	$17,892
Non cash items:
Share-based compensation	$1,144	$1,845

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its wholly owned subsidiaries (“MBIA Corp.”), as well as all other entities in which MBIA Corp. has a controlling financial interest. These statements do not include all of the information and disclosures required by accounting principles generally accepted in the Unites States of America (“GAAP”). These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2007. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the three months ended March 31, 2008 may not be indicative of the results that may be expected for the year ending December 31, 2008. The December 31, 2007 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of premiums from MBIA Corp.’s insured derivatives portfolio from “Premiums earned” and “Fees and reimbursements” to “Realized gains (losses) and other settlements on insured derivatives” and the reclassification of the mark-to-market of the insured derivatives portfolio from “Net gains (losses) on financial instruments at fair value and foreign exchange” to “Unrealized losses on insured derivatives”, both of which had no effect on total revenues and expenses as previously reported. Additionally, “Gross premiums written”, “Ceded premiums written” and “Net premiums written” exclude premiums from MBIA Corp.’s insured derivatives portfolio.

NOTE 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The following significant accounting policies provide an update to that included under the same caption in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K.

Loss and Loss Adjustment Expenses

MBIA Corp.’s financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp. Loss and loss adjustment expense (“LAE”) reserves are established by MBIA Corp.’s Loss Reserve Committee, which consists of members of senior management, and require the use of judgment and estimates with respect to the occurrence, timing and amount of a loss on an insured obligation.

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established on an undiscounted basis with respect to MBIA Corp.’s entire non-derivative insured portfolio. MBIA Corp.’s unallocated loss reserve represents MBIA Corp.’s estimate of losses that have or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s consolidated statements of operations. Scheduled net earned premium represents total quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s consolidated statements of operations includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

Each quarter MBIA Corp. calculates its provision for the unallocated loss reserve as a fixed percent of scheduled net earned premium of the insurance operations. Prior to the first quarter of 2008, scheduled net earned premium of the insurance operations included premiums from MBIA Corp.’s non-derivative insured portfolio and from MBIA Corp.’s insured derivative portfolio. Effective

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the first quarter of 2008, premiums from insured derivative contracts are no longer included as part of scheduled net earned premium but are rather reported as part of “Realized gains (losses) and other settlements on insured derivatives”. As a result, MBIA Corp. has increased its loss factor to 14.5% from 12% in order to maintain a loss and LAE provision consistent with that calculated using historical scheduled net earned premium.

Derivatives

MBIA Corp. has entered into derivative transactions as an additional form of financial guarantee and for purposes of hedging risks associated with existing assets and liabilities and forecasted transactions. MBIA Corp. accounts for derivative transactions in accordance with Statement of Financial Accounting Standards No. (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. The fair value of derivative instruments is determined as the amount that would be received to sell the derivative when in an asset position or transfer the derivative when in a liability position. Changes in the fair value of derivatives, exclusive of insured derivatives, are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange” or in shareholder’s equity within “Accumulated other comprehensive income (loss),” depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

Insured Derivatives

MBIA Corp. sells credit protection by entering into credit default swap contracts (“CDS” or “CDS contracts”) with various financial institutions. In certain cases MBIA Corp. purchases back-to-back credit protection on all or a portion of the risk written, primarily from the reinsurance companies. MBIA Corp. has entered into CDS contracts as an extension of its core financial guarantee business, under which MBIA Corp. intends to hold its written and purchased positions for the entire term of the related contracts. These CDS contracts are accounted for at fair value since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended.

The total changes in fair value of the insured derivatives are recorded in “Net change in fair value of insured derivatives.” “Realized gains (losses) and other settlements on insured derivatives” includes (i) net premiums received and receivable on written CDS contracts, (ii) net premiums paid and payable on purchased CDS contracts, (iii) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event, (iv) losses recovered and recoverable on purchased CDS contracts due to the occurrence of a credit event and (v) fees relating to CDS contracts. Losses payable and losses recoverable reported in “Realized gains (losses) and other settlements on insured derivatives” may include claims payable and recoveries thereof, respectively, only after a credit event has occurred that would require a payment under contract terms. The “Unrealized gains (losses) on insured derivatives” includes all other changes in fair value of the derivative contracts (which is due primarily to changes in the underlying credit risk of the referenced obligations).

Fair Value Measurement – Definition and Hierarchy

MBIA Corp. adopted the provisions of SFAS 157, “Fair Value Measurements” excluding non-financial assets and liabilities per Financial Accounting Standards Board (“FASB”) FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157”, beginning January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, MBIA Corp. uses various valuation approaches, including both the market and income approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those MBIA Corp. believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect MBIA Corp.’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MBIA Corp. has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any degree of judgment. Assets utilizing Level 1 inputs generally include United States (“U.S.”) treasuries, foreign government bonds and certain corporate obligations that are highly liquid and actively traded.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency mortgage-backed securities; most over-the-counter (“OTC”) derivatives; corporate and municipal bonds; and certain mortgage-backed securities (“MBS”) or asset-backed securities (“ABS”).

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Assets and liabilities utilizing Level 3 inputs include certain MBS, ABS and collateralized debt obligations (“CDO”) securities where observable pricing information was not able to be obtained for a significant portion of the underlying assets; and complex OTC derivatives (including certain foreign currency options; long-dated options and swaps; and certain credit derivatives) and insured derivatives that require significant management judgment and estimation in the valuation.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by MBIA Corp. in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, MBIA Corp.’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. MBIA Corp. uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Under SFAS 157, MBIA Corp. has also taken into account its own non-performance risk when measuring the fair value of liability positions and the counterparty’s nonperformance risk when measuring the fair value of asset positions.

See “Note 6: Fair Value of Financial Instruments” for additional fair value disclosures.

NOTE 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

MBIA Corp. adopted the provisions of SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, effective January 1, 2008. SFAS 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. MBIA Corp. did not elect the fair value option under SFAS 159 for any eligible financial instruments as of January 1, 2008 or for the three months ended March 31, 2008.

MBIA Corp. adopted the provisions of SFAS 157, excluding non-financial assets and liabilities per FSP FAS 157-2, beginning January 1, 2008. SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that fair

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). In February 2008, the FASB issued FSP FAS 157-2, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). A transition adjustment to opening retained earnings was not required. Upon adoption, the credit valuation adjustment to incorporate MBIA Corp.’s own nonperformance risk on the insured credit derivative liabilities resulted in a reduction in fair value of $3.6 billion as of March 31, 2008.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. adopted the provisions of the FSP beginning January 1, 2008 and elected not to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under a master netting agreement against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. MBIA Corp. will continue to elect not to offset the fair value amounts recognized for derivative contracts executed with the same counterparty under a master netting arrangement.

Recent Accounting Developments

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The disclosure provisions of SFAS 161 apply to all entities with derivative instruments subject to SFAS 133 and its related interpretations. The provisions also apply to related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. MBIA Corp. will adopt the disclosure provisions of SFAS 161 on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 will not affect MBIA Corp.’s financial condition, results of operations or cash flows.

In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP No. FAS 140-3 requires that when counterparties enter into an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. MBIA Corp is currently evaluating the potential impact of adopting FSP No. FAS 140-3.

In December 2007, the FASB issued SFAS 160, “Noncontrolling interests in Consolidated Financial Statements”, an amendment of Accounting Research Bulletin No. 51. SFAS 160 requires reporting entities to present noncontrolling (minority) interest as equity (as opposed to liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. MBIA Corp. is currently evaluating the provisions of SFAS 160 and their potential impact on MBIA Corp.’s financial statements.

On April 18, 2007, the FASB issued an Exposure Draft (“ED”) entitled “Accounting for Financial Guarantee Insurance Contracts, an interpretation of SFAS 60,” with a 60-day comment period. On September 4, 2007, the FASB Board held a public roundtable meeting with respondents to the ED to discuss significant issues raised in the comment letters. Since the roundtable, the FASB Board re-deliberated on some of the issues raised. The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodologies to account for premium revenue

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and claim liabilities, as well as related disclosures. The proposals contained in the ED are not considered final accounting guidance until the FASB completes its due process procedures and issues a final statement, which could differ from the ED. Under the ED, or the re-deliberated meetings, MBIA Corp. would be required to recognize premium revenue by applying a fixed percentage of premium to the amount of exposure outstanding at each reporting period (referred to as the level-yield approach). The proposed recognition approach for a claim liability would require MBIA Corp. to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected cash flows. Additionally, the ED would require MBIA Corp. to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guarantee contracts.

The final statement is expected to be issued in the second quarter of 2008 with an effective date of January 1, 2009 except for the disclosure of a surveillance list which could be effective as early as third quarter of 2008. The cumulative effect of initially applying the final statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year. MBIA Corp. is in the process of evaluating how the ED and subsequent re-deliberated decisions will impact its financial statements. Until final guidance is issued by the FASB and is effective, MBIA Corp. will continue to apply its existing policies with respect to the establishment of both case basis and unallocated loss reserves and the recognition of premium revenue. A further description of MBIA Corp.’s loss reserving and premium recognition policies are included in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s consolidated financial statements for the fiscal year ended December 31, 2007.

NOTE 4: Capital Strengthening Plan

MBIA Inc. and MBIA Corp. implemented a capital strengthening plan during the first quarter of 2008 whereby MBIA Inc. issued 110.8 million common shares which resulted in an increase to MBIA Inc.’s shareholders’ equity of $1.6 billion. MBIA Inc. contributed $486.5 million in capital to MBIA Corp. and MBIA Corp. issued long-term debt of $1.0 billion. Specific components of the capital strengthening plan are outlined below.

Warburg Pincus Agreement / Common Stock Offering

On December 10, 2007, MBIA Inc. announced that it had entered into an agreement, subsequently amended on February 6, 2008, with Warburg Pincus (the “Warburg Pincus Agreement”), a private equity firm, which committed to invest up to $1.25 billion in MBIA Inc. through a direct purchase of MBIA Inc. common stock and a backstop for a common stock offering. Under the Warburg Pincus Agreement, Warburg Pincus made an initial investment of $500 million in MBIA Inc. through the acquisition of 16.1 million shares of MBIA Inc. common stock at a price of $31.00 per share, which was completed on January 30, 2008. In connection with its initial investment, Warburg Pincus received warrants to purchase 8.7 million shares of MBIA Inc. common stock at a price of $40 per share and “B” warrants, which, upon obtaining certain approvals, became exercisable to purchase 7.4 million shares of common stock at a price of $40 per share. The term of the warrants is seven years. In addition, the securities purchased by Warburg Pincus are subject to significant transfer restrictions for a minimum of one year and up to three years. MBIA Inc.’s senior management team originally committed to invest a total of $2 million in MBIA Inc.’s common stock at the same price as Warburg Pincus which commitment was later adjusted downward. Since that time, the current senior management team has satisfied their purchase commitments. The majority of the net proceeds received under Warburg Pincus’ initial investment were contributed to MBIA Corp. to support its business plan.

On February 6, 2008, MBIA Inc. and Warburg Pincus amended the Warburg Pincus Agreement to provide that Warburg Pincus would backstop a common stock offering by agreeing to purchase up to $750 million of convertible participating preferred stock, or “preferred stock.” Warburg Pincus was also granted the option to purchase up to $300 million of preferred stock prior to the closing of a common stock offering or February 15, 2008. Finally, Warburg Pincus was granted “B2” warrants which, upon obtaining certain approvals, became exercisable to purchase between 4 million and 8 million shares of MBIA Inc. common stock, whether or not the common stock offering was completed.

On February 13, 2008, MBIA Inc. completed a public offering of 94.65 million shares of MBIA inc. common stock at $12.15 per share. Warburg Pincus informed MBIA Inc. that it purchased $300 million in common stock as part of the offering. MBIA Inc. did not use the $750 million Warburg Pincus backstop. In addition, Warburg Pincus did not exercise its right to purchase up to $300 million in preferred stock. Pursuant to the amended Warburg Pincus Agreement, Warburg Pincus was granted 4 million of “B2” warrants at a price of $16.20 per share. In addition, under anti-dilution provisions in the Warburg Pincus Agreement, the terms of the warrants issued to Warburg Pincus on January 30, 2008 were amended, which resulted in (a) the 8.7 million of warrants exercisable at $40 per share were revised to 11.5 million warrants exercisable at $30.25 per share and (b) the 7.4 million of “B” warrants exercisable at $40 per share were revised to 9.8 million “B” warrants exercisable at $30.25 per share. MBIA Inc. intends to use most of the net proceeds of the common stock offering to support its insurance operations.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Surplus Notes

On January 16, 2008, MBIA Corp. issued Surplus Notes due January 15, 2033. The Surplus Notes have an initial interest rate of 14 percent until January 15, 2013 and thereafter at an interest rate of three-month LIBOR plus 11.26 percent. The Surplus Notes are callable at par at MBIA Corp.’s option on the fifth anniversary of the date of issuance and every fifth anniversary thereafter, subject to prior approval by the Superintendent of the New York State Insurance Department and other restrictions. The cash received from the Surplus Notes liability will be used for general corporate purposes and the deferred debt issuance costs are being amortized over the Surplus Notes term.

NOTE 5: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through third-party special purpose vehicles (“SPVs”), which are used in a variety of structures insured by MBIA Corp. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46(R), an entity is considered a VIE subject to possible consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

With respect to third-party SPVs, MBIA Corp. must determine whether it has variable interests in VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at March 31, 2008 and December 31, 2007 are related to MBIA Corp.’s guarantee of certain VIEs. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.4 billion at March 31, 2008 and $1.4 billion at December 31, 2007. Revenues and expenses related to third-party VIEs are primarily reported in “Net investment income” and “Interest expense”, respectively, on MBIA Corp.’s statements of operations and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policy provided to the VIE.

NOTE 6: Fair Value of Financial Instruments

MBIA Corp.’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. See “Note 2: Significant Accounting Policies” for a discussion of “Fair Value Measurement – Definition and Hierarchy.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following fair value hierarchy table present information about MBIA Corp.’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2008:

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 31, 2008

		Fair Value Measurements at Reporting Date Using
In thousands	March 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$654,351	$295,637	$358,714	$—
Foreign governments	803,332	326,002	418,622	58,708
Corporate obligations	1,160,653	110	998,835	161,708
Mortgage-backed	1,022,556	—	904,477	118,079
Asset-backed	60,781	—	50,463	10,318
State and municipal bonds	6,133,634	—	6,133,634	—
Securities pledged as collateral	436,010	—	436,010	—
Other investments	25,326	—	25,326	—
Derivative assets	964,048	—	—	964,048
Other assets:
Put options	158,538	—	158,538	—

Total assets	$11,419,229	$621,749	$9,484,619	$1,312,861

Liabilities:
Derivative liabilities	$8,196,763	$—	$2,701	$8,194,062

Level 3 Analysis

Level 3 assets were $1.3 billion as of March 31, 2008, and represented approximately 11.5% of total assets measured at fair value. Level 3 liabilities were $8.2 billion as of March 31, 2008, and represented approximately 99.9% of total liabilities measured at fair value.

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The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis:

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for the Three Months ended March 31, 2008

In thousands	Balance, beginning of year	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains /(losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance
Assets:
Foreign governments	$36,917	$—	$—	$1,486	$—	$5,571	$14,734	$58,708
Corporate obligations	164,110	(32)	—	(1,569)	—	(6,401)	5,600	161,708
Mortgage-backed securities	60,182	—	—	(348)	—	79,506	(21,261)	118,079
Asset-backed securities	10,939	—	—	(253)	—	(368)	—	10,318

Total assets	$272,148	$(32)	$—	$(684)	$—	$78,308	$(927)	$348,813

In thousands	Balance, beginning of year	Realized (gains) / losses	Unrealized (gains) / losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net	Ending balance
Liabilities:
Derivative liabilities:
Derivative contracts, net	$3,653,215	$(33,467)	$3,577,103	$—	$(1)	$33,164	$—	$7,230,014

Net transfers out of Level 3 were $0.9 million for the three months ended March 31, 2008. These transfers were principally for available-for-sale securities where inputs, which are significant to their valuation, became unobservable or observable during the quarter. Foreign governments, corporate obligations and mortgage-backed securities constituted the majority of the affected instruments. The net unrealized gain related to the transfers in (out) of Level 3 as of March 31, 2008 was $8.1 million.

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the three months ended March 31, 2008 are reported on the Consolidated Statements of Operations as follows:

In thousands	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings related to changes in assets or liabilities for the period	$(3,577,103)	$33,545	$1
Total gains (losses) included in earnings related to assets and liabilities held at March 31, 2008	—	—	—

Total gains and losses included in earnings	$(3,577,103)	$33,545	$1

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Valuation Techniques

U.S. Treasury and government agency

U.S. treasury securities are liquid and have quoted market prices. Fair value of U.S. treasuries is based on live trading feeds. U.S. treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

Foreign governments

The fair value of foreign government obligations are generally based on observable inputs in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Level 2 of the fair value hierarchy. Bonds that contain significant inputs that are not observable are categorized as Level 3 while bonds that have quoted prices in an active market are classified as Level 1.

Corporate obligations

The fair value of corporate bonds is obtained using recently executed transactions or market price quotations where observable. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and diversity scores as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy. A small percentage of corporate obligations are classified as level 1 as quoted prices in an active market were available.

Mortgage-backed securities (“MBS”) and Asset-backed securities (“ABS”)

MBS and ABS are valued based on recently executed prices. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. In the absence of market prices, MBS and ABS are valued as a function of cash flow models with observable market-based inputs (e.g. yield curves, spreads, prepayments and volatilities). MBS and ABS are categorized in Level 3 if significant inputs are unobservable, otherwise they are categorized in Level 2 of the fair value hierarchy.

State and municipal bonds

The fair value of state and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Investments pledged as collateral

MBIA Corp. routinely pledges securities it owns in accordance with the terms of repurchase transactions with MBIA Inc. The fair value of each underlying asset being pledged at any point in time is determined in accordance with the process described herein for such asset type, and as such the assets being pledged could be Level 1, Level 2 or Level 3.

Other investments

Other investments include MBIA Corp.’s interest in equity securities and fair value is determined by using market price quotations. Other investments are categorized in Level 2 of the fair value hierarchy.

Put Options

MBIA Corp. has access to Money Market Committed Preferred Custodial Trust (“CPCT”) securities issued in multiple trusts. MBIA Corp. can put the perpetual preferred stock to the trust on any auction date in exchange for the assets of the trusts. The put option, recorded at fair value, is internally valued using LIBOR/swap rates and MBIA Corp.’s credit spread. As all significant inputs are market-based and observable, put options are categorized in Level 2 of the fair value hierarchy.

Derivatives

The insured credit default swaps MBIA Corp. insures cannot be legally traded and do not have observable market prices. MBIA Corp. generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimate the fair value of its derivative contracts. Significant inputs into these models include collateral default probabilities, diversity scores and recovery rates. These derivatives are categorized as Level 3 of the fair value hierarchy as a significant percentage of their value is derived from unobservable inputs. Effective January 1, 2008, MBIA Corp. updated its methodology to include the impact of both the counterparty and its own credit standing. OTC derivatives in the insurance operations which are valued using industry standard models and market-based inputs (e.g. interest rate yields, spreads, volatilities) are classified as Level 2 within the fair value hierarchy unless MBIA Corp. is unable to determine that the inputs are market-based and observable (e.g. broker quotes).

Insured Credit Derivative Valuations

MBIA Corp. insured derivative instruments as part of its core financial guarantee business, which represented the majority of MBIA Corp.’s notional derivative exposure. In most cases these derivative instruments do not qualify for the financial guarantee scope exception under SFAS 133. In February 2008, MBIA Corp. decided to cease insuring credit derivative instruments except in transactions related to the reduction of its existing insured derivative exposure. Prior to this decision, MBIA Corp. insured credit derivatives that referenced primarily structured pools of cash securities and CDS. MBIA Corp. generally provided credit default swap protection on the most senior liabilities of structured finance transactions, and at inception of the contract its exposure generally had more subordination than needed to achieve triple-A ratings from credit rating agencies (referred to as “Super Triple-A” exposure). The collateral for the insured derivatives are cash securities and credit default swaps referencing primarily corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed and collateralized debt obligation securities.

In determining the fair value, MBIA Corp. uses various valuation approaches with priority given to observable market prices when they are available. Market prices are generally available for traded securities and market standard credit default swaps but are less available or unavailable for highly-customized credit default swaps. Most of the derivative contracts MBIA Corp. insures are structured credit derivative transactions that are not traded and do not have observable market prices. Typical market credit default swaps are standardized, liquid instruments that reference tradable securities such as corporate bonds that also have observable prices. These market standard credit default swaps also involve collateral posting, and upon a default of the reference bond, can be settled in cash.

In contrast, MBIA Corp.’s insured CDS contracts do not contain the typical CDS market standard features as described above but have been customized to replicate its financial guarantee insurance policies. MBIA Corp.’s insured derivative instruments provide protection on a specified or managed pool of securities or CDS with a deductible or subordination level. MBIA Corp. is never required to post collateral, and upon default, it makes payments on a “pay-as-you-go” basis for any underlying reference obligation only after the subordination in a transaction is exhausted.

MBIA Corp.’s payment obligations vary by deal and by insurance type. There are three primary types of policy payment requirements:

(i) timely interest and ultimate principal;

(ii) ultimate principal only at final maturity; and

(iii) payments upon settlement of individual collateral losses as they occur upon erosion of deal deductibles.

MBIA Corp.’s insured credit derivative policies are structured to prevent large one-time claims upon an event of default and to allow for payments over time (i.e. “pay as you go” basis) or at final maturity. Also, each insured credit default swap it enters into is governed by a single transaction International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement relating only to that particular transaction/insurance policy. There is no requirement for mark-to-market termination payments, under most monoline standard termination provisions, upon the early termination of the insured credit default swap. However, some contracts have mark-to-market termination payments for termination events within MBIA Corp.’s control. An additional difference between MBIA Corp’s CDS and the typical market standard CDS is that there is no acceleration of the payment to be made under its insured credit default swap contract unless it elects to accelerate at its option. Furthermore, by law, these contracts are unconditional and irrevocable, and cannot be transferred to most other capital market participants as they are not licensed to write insurance contracts. Through reinsurance, the risk of loss (but not counterparty risk) on these contracts can be transferred to other financial guarantee insurance and reinsurance companies.

As a result of these differences, MBIA Corp. believes there are no relevant third party “exit value” market observations for its insured credit derivative contracts. Accordingly, there is no principal market for such highly structured insured credit derivatives under SFAS 157. In the absence of a principal market, MBIA Corp. values these insured credit derivatives in a hypothetical market where the market participants include other monoline financial guarantee insurers that have similar credit ratings or spreads as MBIA Corp. Since there are no active market transactions in its exposures, MBIA Corp. generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to estimate the fair value of its derivative contracts.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA Corp.’s insured CDS valuation models simulate what a bond insurer would charge to guarantee the transactions at the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. The majority of its transactions are valued using a probabilistic approach to price the risk associated with its exposure on the credit derivative contract. MBIA Corp. applies a Binomial Expansion Technique (BET) based model to the transaction structures to derive a probabilistic measure of expected loss for MBIA Corp.’s exposure using market pricing on the underlying collateral within the transaction. At any point in time, the mark-to-market gain or loss on a transaction is the difference between the original price of risk (the original market-implied expected loss) and the current price of the risk. MBIA Corp. reports the net premiums received and receivable on written insured credit default swap transactions in “Realized gains (losses) and other settlements on insured derivatives”. Other changes in fair value of the derivative contracts (which is due primarily to changes in the underlying credit risk of the referenced obligations) are reported in the “Unrealized gains (losses) on insured derivatives”. See “Note 2: Significant Accounting Policies” for further information.

The BET was developed and published by Moody’s and provides an alternative to simulation models in estimating a probability distribution of losses on a diverse pool of assets. The model that MBIA Corp. uses has been modified from the Moody’s version as described below. The distribution of expected losses can then be applied to a specific transaction structure in order to size the expected losses of different risk exposure tranches within a structured transaction. MBIA Corp. uses the BET model, together with market price for the underlying collateral to estimate fair value of its insured credit derivatives.

The primary strengths of MBIA Corp.’s CDS modeling techniques are:

1) The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.

2) The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity since it was originally developed by Moody's Investors Service and has been modified by MBIA. The model structure, inputs and operation are well-documented so there are strong controls around the execution of the model. MBIA has also developed a hierarchy for market-based spread inputs that helps reduce the level of subjectivity, especially during periods of high illiquidity.

3) The model uses market inputs whenever they are available. The key inputs to the BET model are market-based spreads for the collateral, assumed recovery rates specific to the asset class and rating of the collateral, and diversity score. These are viewed by MBIA to be the key parameters that affect fair value of the transaction and, to the extent practicable, the inputs are market-based inputs.

Refer to “Assumptions” and “Inputs” sections below for further information.

The primary weaknesses of MBIA Corp.’s CDS modeling techniques are:

1)	There is no market in which to verify the fair values developed by MBIA Corp.’s model, and at March 31, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability.

2)	There is diversity of approach to marking these transactions among the monolines.

3)	The averaging of spreads in MBIA Corp.’s model and use of a diversity factor rather than a more granular approach to modeling spreads and a dynamic correlation approach may distort results. Neither the data nor the analytical tools exist today to be more specific in MBIA Corp.’s calculation of fair value.

This approach is used to value almost all of the credit default swaps on tranched portfolios of credits (“portfolio CDS”) or on senior tranches of CDOs of the insured portfolio. Listed below are various inputs and assumptions that are key within this approach.

Assumptions

The key assumptions of the BET model include:

•	Collateral default probabilities are determined by spreads which are based on market data when available

•	Collateral in the portfolio is generally considered on an average basis instead of modeling each piece of collateral separately

•	Correlation is modeled using a diversity score, which is calculated based on rules regarding industry or sector concentrations

•	Defaults are modeled such that they are spaced evenly over time

•	Recovery rates are based on historical averages and updated as market evidence warrants

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The main modifications from the BET model developed by Moody’s are that a) MBIA Corp. uses market credit spreads, when available and reliable, to determine default probability instead of using historical loss experience, and b) for collateral pools where the spread distribution is characterized by extremes MBIA Corp. models each segment of the pool individually instead of using an overall pool average.

Inputs

The specific model inputs are listed below, including how MBIA Corp. derives inputs for market credit spreads on the underlying transaction collateral, how MBIA Corp. determines credit quality (using a Weighted Average Rating Factor (“WARF”)), diversity estimation, and recovery rates.

•

Credit spreads – These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within MBIA Corp.’s transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources. If observable market credit spreads are not available or reliable for the underlying reference obligations, then market data is used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and applicability to its derivative portfolio.

MBIA Corp. uses the following spread hierarchy in determining which source of spread to use, with the rule being to use CDS spreads where available. If not available, then MBIA Corp. uses cash security spreads.

1. Actual collateral specific credit spreads (if up-to-date and reliable market based spreads are available, they are used)

2. Sector specific spreads (such as dealer provided spread tables by asset class and rating)

3. Corporate spreads (corporate spread tables based on rating)

4. Benchmark from most relevant spread source (if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship will be used between corporate spreads or sector specific spreads and collateral spreads)

For example, if current market based spreads are not available then MBIA Corp. utilizes sector specific spreads from dealer provided spread tables or corporate cash spread tables. The generic spread utilized is based on the nature of the underlying collateral in the deal. Deals with corporate collateral use the corporate spread table. Deals with asset-backed collateral use one or more of the dealer asset-backed tables as discussed below. If there are no observable market spreads for the specific collateral, and sector-specific and corporate spread tables are not appropriate to estimate the spread of a given type of collateral, MBIA Corp. uses the fourth alternative in its hierarchy. An example is tranched corporate collateral. In that case MBIA Corp. uses corporate spreads as an input and estimate the spread on the tranched position based on an assumed relationship to take account of the tranched structure. In each case the priority is to use information for CDS spreads if available, and cash spreads as a second priority.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the objective of MBIA Corp. to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels. MBIA Corp. believes such a circumstance existed for its CMBS collateral in insured credit default swaps during the first quarter of 2008. See section “Impact of Current Market Conditions on Data Inputs for CMBS Transactions” below for further discussions.

The process provides for a monthly update for the percentage of each type of collateral in each deal based on the most up-to-date reporting received from the trustees. Using the most recent monthly applicable market spread data based on the hierarchy above, MBIA Corp. then calculates a weighted average spread to be used in the valuation process: (i.e., the spread for each component of collateral is weighted by its percentage of total collateral to calculate the weighted average spread).

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If collateral-specific spreads are not available, the WARF is used to determine the credit rating which is used to determine the appropriate spread. This is a 10,000 point scale designed by Moody’s where lower numbers indicate better ratings. Because the difference in default probability between AA1 and AA2 is much less than between B1 and B2, the ratings are not spaced equally on this scale. The WARF is obtained from the most recent trustee’s report or calculated by MBIA Corp. based on the credit ratings of the collateral in the transaction. In determining WARF, Moody’s ratings are used for collateral if they are available, and if not, then S&P and then Fitch ratings are used.

•

Diversity Scores – The diversity of industry or asset class is calculated internally, if not reported by the trustee on a regular basis. A lower diversity score will negatively impact the valuation for MBIA Corp.’s senior tranche since a low diversity score represents higher assumed correlation, increasing the chances of a large number of defaults, and thereby increasing the risk of loss in the senior tranche.

•

Recovery Rate – Represents the percentage of par to be recovered from asset defaults. MBIA Corp.’s recovery rate assumptions are based on historical averages. It uses rating agency data and adjusts the reported recovery rates to take account of specific collateral in the insured derivative. Recovery rates for RMBS collateral in the multi-sector CDO portfolio were updated with lower levels in the first quarter of 2008 based on limited market observations.

The aggregate market value of the entire collateral pool is specified by market spreads. The BET model uses these inputs (collateral spreads, diversity score and recovery rates) along with the transaction structure and subordination level to allocate value between the different tranches of the transaction. There can often be several tranches, including multiple subordinated tranches, and the BET can allocate values to each tranche. MBIA Corp. only uses the value ascribed to the most senior tranche that is insured by MBIA Corp. The level of subordination below its exposure or credit tranche is a very significant factor that affects the estimated fair values of its exposure as subordination below its exposure absorbs all losses in the transaction’s underlying portfolio before any claim is made on its insurance policy. Most of MBIA Corp.’s insured structured credit derivatives have subordination at inception of the transaction that is in excess of that required for the most senior triple-A rating within a transaction.

The assumed credit quality, the assumed credit spread for credit risk exclusive of funding costs and the appropriate reference credit index or price source are significant assumptions that, if changed, could result in materially different fair values. Accordingly, market perceptions of credit deterioration would result in the increase in the expected exit value (amount required to be paid to exit the transaction due to wider credit spreads).

The following table presents the net par outstanding as of March 31, 2008 and the related statement of operations net gains or losses on insured derivatives for the three months ended March 31, 2008 by fair value technique of all insured credit derivatives within MBIA Corp.’s insurance portfolio.

In millions	% of Net Par Outstanding	Net Par Outstanding	Net Unrealized Losses
Binomial expansion valuation model	95.9%	$131,052	$(3,519)
Specific dealer quotes	0.6	777	(60)
Other	3.5	4,837	2

Total	100.0%	$136,666	$(3,577)

MBIA Corp. maintains an ongoing review of its valuation models and has ongoing control and cross-checking procedures for the approval and control of market and portfolio data inputs. During the first quarter of 2008, MBIA Corp.’s review of its valuation approach primarily focused on the source of market credit spreads used in the valuation of its insurance credit derivatives portfolio to ensure that these spreads were indicative of the current market environment, of the asset class of the underlying reference obligations within each transaction, and of the current credit ratings of the underlying reference obligations.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impact of Current Market Conditions on Data Inputs for CMBS Transactions

Approximately $40 billion of the par of transactions subject to SFAS 133 include substantial amounts of CMBS and commercial mortgage collateral. In prior periods, the spreads implied by the pricing on the CMBX indices had been used for the spreads on the underlying collateral. In light of the current market conditions, MBIA Corp. believes that there was a significant disconnect in the first quarter between cumulative loss expectations of MBIA Corp. and market analysts on underlying commercial mortgages and the loss expectations implied by the CMBX index or the CMBS spread tables MBIA Corp. had been using. Commercial mortgage securities were experiencing historically low default and loss rates, and all the transactions in MBIA Corp.’s portfolio also have performed in line with this, as well as continuing to be rated AAA.

Transaction volume in CMBS and trading activity in the CMBX were both at dramatically lower levels in the quarter than they had been in prior periods, and the implied loss rates on underlying mortgages in MBIA Corp.’s spread sources of these markets was far higher than that forecast by fundamental researchers and MBIA Corp.’s internal analysis. In addition, the implied illiquidity premium on the index, in the context of MBIA Corp.’s model, implied that monoline insurers would capture 100% of the changes in spread on the underlying collateral, which has not been the case in other periods of market illiquidity (since monoline insurers have “buy and hold” portfolios, spread changes that reflect illiquidity versus changes in perceived credit fundamentals typically are not reflected in pricing). As a result, the CMBX indices and the CMBS spread tables were deemed to be unreliable model inputs for the purpose of estimating fair value in MBIA Corp.’s hypothetical market among monoline insurers. Had MBIA Corp. continued to use the same input sources that were used in the fourth quarter of 2007, the resulting mark-to-market would have increased pre-tax loss by approximately $1.4 billion.

MBIA Corp.’s revised model input combines the expectations for CMBS credit performance as forecasted by the average of two investment banks’ research departments with the illiquidity premium implied by the CMBX indices. The relative spread levels and tranche structure of the CMBX indices were used to calculate spreads for each credit quality and vintage. The result was an analog index that was used as an alternative input in MBIA Corp.’s BET-based approach.

Nonperformance Risk Adjustment

In compliance with requirements of SFAS 157, effective January 1, 2008, MBIA Corp. updated its valuation methodology for insured credit derivative liabilities to incorporate MBIA Corp.’s own nonperformance risk. This was calculated by discounting at LIBOR plus MBIA CDS spreads the estimated market value loss on insured CDSs at March 31, 2008. This resulted in a pre-tax $3.6 billion reduction in fair value of the derivative liability. Nonperformance risk is a fair value concept and does not contradict MBIA Corp.’s internal view, based on fundamental credit analysis, that MBIA Corp. will be able to pay all claims when due. For its ceded insured credit derivatives portfolio, MBIA Corp. also made credit valuation adjustments by incorporating the nonperformance risk of the reinsurer.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: Loss and Loss Adjustment Expense Reserves (LAE)

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s financial statements for the year ended December 31, 2007 for information regarding its loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

In thousands	1Q 2008
Case basis loss and LAE reserves:
Beginning balance	$911,880
Less: reinsurance recoverable	82,041

Net beginning balance	829,839

Case basis transfers from unallocated loss reserve related to:
Current year	461,822
Prior years	47,814

Total	509,636

Net paid related to:
Current year	3,948
Prior years	113,447

Total net paid	117,395

Net ending balance	1,222,080
Plus: reinsurance recoverable	107,783

Case basis loss and LAE reserve ending balance	1,329,863

Unallocated loss reserve:
Beginning balance	434,543
Losses and LAE incurred	287,608
Transfers to case basis and LAE reserves	(509,636)

Unallocated loss reserve ending balance	212,515

Total	$1,542,378

The unallocated loss reserve approximated $213 million as of March 31, 2008, which represents MBIA Corp.’s estimate of losses, associated with credit deterioration, that have occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. In the first quarter of 2008, MBIA Corp. recorded $510 million of case basis loss reserves related to MBIA Corp.’s insured exposure to prime, second-lien residential mortgage-backed securities (“RMBS”) transactions consisting of home equity lines of credit and closed-end second-lien mortgages. MBIA Corp. incurred $288 million of loss and loss adjustment expenses for the three months ended March 31, 2008. Of the $288 million, $23 million was based on MBIA Corp.’s loss factor of 14.5% of MBIA Corp.’s scheduled net earned premium and $265 million represented additional loss and loss adjustment expenses related to insured RMBS exposure.

Total net paid activity for the three months ended March 31, 2008 of $117 million primarily related to insured obligations within MBIA Corp.’s RMBS and manufactured housing sectors. MBIA Corp. had salvage and subrogation receivables of $105 million as of March 31, 2008 included in “Other assets.” Amounts due to reinsurers related to salvage and subrogation totaled $4 million as of March 31, 2008, and are included in “Other liabilities.”

NOTE 8: Income Taxes

MBIA Corp.’s tax policy is to optimize after-tax income by maintaining the appropriate mix of taxable and tax-exempt investments. The effective tax rate for the first quarter of 2008 was a benefit of 35.4% compared with a provision of 26.7% for the first quarter of 2007.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA Corp.’s effective tax rate for the quarter was primarily a result of the mark-to-market net losses recorded on its derivatives portfolio. MBIA Corp. has calculated its year-to-date effective tax rate by treating these mark-to-market net losses as a discrete item. As such, the tax benefit of these net losses, calculated at the statutory tax rate of 35%, is an adjustment to the annual effective tax rate that MBIA Corp. has estimated for all other pre-tax income. Given its inability to estimate the mark-to-market losses for the full year 2008, which directly affects MBIA Corp.’s ability to estimate pre-tax loss and the related effective tax rate for the full year of 2008, MBIA Corp. believes that it is appropriate to treat the mark-to-market net losses as a discrete item for purposes of calculating the effective tax rate for the quarter. Further changes in the fair value of MBIA Corp.’s derivative portfolio during 2008 will impact MBIA Corp.’s annual effective tax rate.

As a result of the cumulative mark-to-market losses of $7.3 billion, primarily related to the insured credit derivatives, MBIA Corp. established a deferred tax asset of $2.6 billion which is included in MBIA Corp.’s deferred tax asset of $2.1 billion at March 31, 2008. MBIA Corp. believes that it is more likely than not the deferred tax assets of $2.1 billion will be realized. As such, no valuation allowance was established. In its conclusion, MBIA Corp. considered the following factors:

•

Due to the long-tail nature of the financial guarantee business, it is important to note that MBIA Corp., even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. MBIA Corp.’s announcement of a six-month suspension in writing new structured finance transactions and a complete exit from the insurance of credit derivatives would not have an impact on the expected earnings related to the existing insured portfolio (i.e. the “back-book” business). MBIA Corp. performed a taxable income projection in a hypothetical extraordinary loss/impairment scenario and concluded that premium earnings, even without regard to any new business, combined with taxable investment income, less deductible expenses, will be sufficient to recover the deferred tax assets of $2.1 billion.

•

MBIA Inc.’s decision to eliminate its current dividend and raise $1.6 billion in additional capital in January and February of 2008 and to contribute $486.5 million in capital to MBIA Corp. as well as MBIA Corp. issuing long-term debt of $1.0 billion is not a result of lack of liquidity in terms of working capital but rather for ratings agencies’ additional capital requirement in order to preserve MBIA Corp.’s triple-A rating. MBIA Corp. has approximately $13.5 billion in investments at March 31, 2008.

•

MBIA Corp. historically has not had any unused tax benefits that have expired (i.e. net operating loss or capital loss carryforwards). The deferred tax asset related to the mark-to-market loss stems largely from the widening of the credit spreads related to the insured credit derivative contracts. MBIA Corp. believes that the recorded deferred tax asset will be realized as MBIA Corp. expects the recorded mark-to-market adjustment to reverse over time with the exception of credit impairments.

MBIA Corp.’s major tax jurisdictions include the U.S., the U.K. and France. MBIA Inc. and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the Internal Revenue Service. The U.K. tax matters have been concluded through 2004. MBIA UK Insurance Limited is currently under inquiry for the 2005 tax year, which is expected to be concluded in the third quarter of 2008. The French tax authority has concluded the examination through the 2003 tax year with the issue on the recognition of premium income for tax purposes pending resolution, as discussed below.

In April 2005, the French tax authority commenced an examination of MBIA Corp.’s French tax return for 2002 and 2003. Upon completion of the audit, MBIA Corp. received a notice of assessment in which the French tax authority has accelerated the way in which the MBIA Corp. recognizes earned premium for tax purposes, contrary to the French statutory method. MBIA Corp. has protested and has filed for an appeal with respect to the assessment and MBIA Corp.’s position is currently under review. Due to the uncertainty surrounding the outcome of the examination, MBIA Corp. accrued the potential tax liability relating to the French tax audit for all open tax years through 2007 prior to the adoption of FIN 48. The total amount accrued with respect to the uncertain tax position is approximately $34.5 million and the related interest and penalties is approximately $4.2 million. It is reasonably possible that the French tax authority will rule in MBIA Corp.’s favor within the next 12 months at which time the entire amount accrued, including the interest and penalties, will be reversed.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: Commitments and Contingencies

In the normal course of operating its businesses, MBIA Corp., may be involved in various legal proceedings.

MBIA Corp. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Corp. to underwriters and issuers of certain bonds, the Warburg Pincus transaction, MBIA Corp.’s announcement of preliminary loss reserve estimates on December 10, 2007 related to MBIA Corp.’s residential mortgage-backed securities exposure, disclosures regarding MBIA Corp.’s CDO exposure, MBIA Corp.’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. MBIA Corp. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Corp. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

There are no other material lawsuits pending or, to the knowledge of MBIA Corp., threatened, to which MBIA Corp. or any of its subsidiaries is a party.